April 11, 2024

VIA EDGAR AND EMAIL

U.S. Securities & Exchange Commission

Division of Investment Management

Office of Disclosure Review & Accounting

100 F Street, NE

Washington, D. C. 20549

Attention: Mr. Jeffrey W. Long

LongJW@SEC.GOV

Re:	The Advisors’ Inner Circle Fund II (File No. 811-07102) &

The Advisors’ Inner Circle Fund III (File No. 811-22920)

Mr. Long:

This letter responds to comments of the Securities & Exchange Commission (the “SEC”) Staff given by you to Andrew Metzger, Director of Fund Administration at SEI Investments Global Funds Services (“SEI”), the Administrator to each of The Advisors’ Inner Circle Fund II (“AIC II”) (File No. 811-07102) and The Advisors’ Inner Circle Fund III (“AIC III”) (File No. 811-22920) (AIC II and AIC III hereinafter referred to collectively as the “Trusts”), in regard to certain series funds of the Trusts (each a “Fund,” and, collectively, the “Funds”), in a telephone conversation on February 29, 2024. SEI provides the Trusts and the Funds with administrative and accounting services, officers, and other personnel, and submits these responses on behalf of the Trusts and the Funds.

The SEC Staff comments provided relate to:

a.	the Trusts’ annual reports as of December 31, 2022, July 31, 2023 and September 30, 2023, as filed on Form N-CSR (the “Form N-CSR Annual Reports”);

b.

the Trusts’ annual reports as of December 31, 2022 and September 30, 2023, as filed on Form N-CEN (the “Form N-CEN Annual Reports”) (said Form N-CSR Annual Reports and Form N-CEN Annual Reports hereinafter referred to collectively as the “Reports”);

c.	the corresponding Prospectuses of the certain Funds, as included in the Trusts’ Registration Statements on Form N-1A; and

The Advisors’ Inner Circle Fund II (File No. 811-07102) &	April 11, 2024
The Advisors’ Inner Circle Fund III (File No. 811-22920)

d.	related filings of the Trusts.

The SEC Staff comments provided specifically relate to the Funds set forth immediately below, but these comments, to the extent applicable, should be applied to all Funds in the Trusts going forward. As noted above, each of these Funds is a series of a Trust.

The Advisors’ Inner Circle Fund II	Sprucegrove International Equity Fund
The Advisors’ Inner Circle Fund III	CCT Thematic Equity Fund
The Advisors’ Inner Circle Fund III	Democratic Large Cap Core ETF
The Advisors’ Inner Circle Fund III	First Foundation Fixed Income Fund
The Advisors’ Inner Circle Fund III	First Foundation Total Return Fund
The Advisors’ Inner Circle Fund III	Rayliant Quantamental China Equity ETF
The Advisors’ Inner Circle Fund III	Rayliant Quantamental Emerging Market Equity ETF
The Advisors’ Inner Circle Fund III	Rayliant Quantitative Developed Market Equity ETF
The Advisors’ Inner Circle Fund III	SouthernSun Small Cap Fund
The Advisors’ Inner Circle Fund III	SouthernSun U.S. Equity Fund
The Advisors’ Inner Circle Fund III	ARGA Emerging Markets Value Fund
The Advisors’ Inner Circle Fund III	ARGA International Value Fund
The Advisors’ Inner Circle Fund III	Democracy International Fund

We have reproduced the substance of your comments below, followed by the Trusts’ corresponding responses.

SEC Comment 1:

The Annual Shareholder Report for Sprucegrove International Equity Fund includes foreign tax reclaim receivables on the Statement of Assets and Liabilities. The Notes to Financial Statements did not include any accounting policy language related to foreign tax reclaims and whether or not any professional fees were incurred related to tax reclaims.

Due to the amount of the reclaims, please explain which countries the receivables relate to and how the fund monitors the collectability of the receivables.

Trust Response to Comment 1:

Going forward, the Registrant will expand the Notes disclosure to include details of the accounting policy as it relates to foreign tax reclaims as well as details of the treatment of professional fees incurred in the collection of those reclaims.

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The Advisors’ Inner Circle Fund II (File No. 811-07102) &	April 11, 2024
The Advisors’ Inner Circle Fund III (File No. 811-22920)

SEC Comment 2:

The Statement of Operations in the Annual Shareholder Report for the Sprucegrove International Equity Fund includes a financial statement line item “Advisory Fee Recapture – See Note 5” but it’s listed as a waiver with a negative amount. Please explain what is being represented/presented.

Trust Response to Comment 2:

The financial statement line item was intended to present a reimbursement from the Advisor. The financial statement line item represents payments by the advisor to keep the expense ratio at below the Fund’s expense limitation.

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SEC Comment 3:

The ARGA Emerging Markets Value Fund and the ARGA International Value Fund present a line graph based on the requirement in Form N-1A in its Annual Shareholder Report. The Funds show the performance of the Institutional Class which should be based on a minimum initial investment of $250,000. The graph should be based on $10,000 or the Fund’s minimum initial investment if greater than $10,000.

Please ensure this are corrected on a going forward basis.

Trust Response to Comment 3:

Acknowledged. The Registrant will update the Annual Shareholder Reports to present the performance based on an initial investment of $250,000 on a going forward basis.

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SEC Comment 4:

Based on the Annual Shareholder Report and the Prospectus, the Democratic Large Cap Core ETF uses a benchmark of Democratic Large Cap Core Index. Please explain how this index has been deemed as an appropriate broad based market index of the fund as spelled out in Form N-1A.

Trust Response to Comment 4:

Form N-1A, Item 27(b)(7), Instruction 5 defines an appropriate broad-based securities market index as “one that is administered by an organization that is not an affiliated person of the Fund, its investment adviser, or principal underwriter, unless the index is widely recognized and used.” The Democratic Large Cap Core Index (the “Index”)meets this definition, as the Index is administered by an organization that is not an affiliated person of the Fund, the Fund’s investment adviser or the Fund’s distributor. Please note that the Adviser has contracted with S&P Opco, LLC (a subsidiary of SPDJI) to calculate and maintain the Index.

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The Advisors’ Inner Circle Fund II (File No. 811-07102) &	April 11, 2024
The Advisors’ Inner Circle Fund III (File No. 811-22920)

The SEC also has previously provided written guidance on the factors to consider in selecting an appropriate broad-based securities market index, including “the volatility, diversification of holdings, types of securities owned and objectives of the investment company.” SEC Release Nos. IA-315, IC-7113 (Apr. 18, 1972). The SEC has also noted that Form N-1A “gives a fund considerable flexibility in selecting a broad-based index that it believes best reflects the market(s) in which it invests.” SEC Release No. IC-19382 (Apr. 6, 1993). In the case of the Fund, the Index is uniquely relevant to investors because the Fund’s objective is to provide investment results that closely correspond to the Index.

Nonetheless, the Registrant expects to include a new broad-based index as the Fund’s primary benchmark in future registration statements and shareholder reports for this Fund when disclosing historical performance in the Average Annual Returns Table and line graph, respectively, to address the SEC’s recently revised definition of broad-based benchmark. SEC Release No. IC-34731 (Nov. 25, 2022).

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SEC Comment 5:

The Financial Highlights of the Annual Shareholder Report for the SouthernSun Small Cap Fund and the SouthernSun U.S. Equity Fund states the returns are annualized in a footnote for the fiscal years September 30, 2021, September 30, 2022 and September 30, 2023. Please explain why are they stated as annualized in the footnotes when it’s reported for a full fiscal year.

Trust Response to Comment 5:

The footnote identifying the Total Return as not being annualized applies to the 2021, 2022 and 2023 fiscal year ends. That footnote is not included on the Total Returns for the 2020 and 2019 fiscal year ends as those annual reports were from a predecessor fund (i.e., compiled by a previous fund administrator, prior to be being added into The Advisors’ Inner Circle Fund III). Going forward, the Registrant will clarify the footnote in question.

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SEC Comment 6:

In the Notes to Financial Statements of the September 30, 2023 Annual Shareholder Report for the SouthernSun U.S. Equity Fund, there is a disclosure with the potential expense recoupments. The amount expiring in 2024 of $46,735 when compared to the prior year disclosure amount of $41,266 increased. Please explain how the amount subject to recoupment increased by $5,469.

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The Advisors’ Inner Circle Fund II (File No. 811-07102) &	April 11, 2024
The Advisors’ Inner Circle Fund III (File No. 811-22920)

Trust Response to Comment 6:

The difference in amounts reflects an immaterial adjustment to the expense recapture table while compiling the 2023 annual shareholder report. The amount noted in the 2023 Annual report is accurate and has not been recouped as of this date. The adjustment processed was 0.01% of the Fund’s September 30th, 2023 Net Assets.

*  *   *  *  *

SEC Comment 7:

Item C-8 of Form N-CEN for the SouthernSun Small Cap Fund and the SouthernSun U.S. Equity Fund indicates the funds are not subject to recoupment but the Annual Shareholder Report states they are. Please ensure Form N-CEN has the correct checks.

Trust Response to Comment 7:

The Registrant notes that previously waived fees are eligible for recoupment for both Funds and will refile the Form N-CEN to correct this error.

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SEC Comment 8:

The Internal Control Report from PriceWaterhouseCoopers in the September 30, 2023 Form N-CEN for The Advisors’ Inner Circle Fund III states “to the Board of Trustees of the Advisors’ Inner Circle Fund III and the Shareholders of the Funds listed in Appendix A”; however, Appendix A is not included. Please refile with the corresponding appendix stating the funds covered.

Trust Response to Comment 8:

The Registrant will refile the Form N-CEN to include the Appendix to the Internal Control Letter that was omitted.

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SEC Comment 9:

Item C-8 of Form N-CEN for the Sprucegrove International Equity Fund indicates the fund is not subject to recoupment but the Annual Shareholder Report states it is. Please ensure Form N-CEN has the correct checks.

Trust Response to Comment 9:

The Registrant notes that previously waived fees are eligible for recoupment for the Fund and will refile the Form N-CEN to correct this error.

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The Advisors’ Inner Circle Fund II (File No. 811-07102) &	April 11, 2024
The Advisors’ Inner Circle Fund III (File No. 811-22920)

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SEC Comment 10:

The December 31, 2022 Annual Shareholder Report of the ARGA Emerging Markets Value Fund had significant investment percentage of assets in China of 34%; however, the most recent prospectus does not include strategies and risks investing in China. Please explain why China Risk is not included in the fund’s prospectus.

Trust Response to Comment 10:

The Registrant will confirm with the Fund’s adviser as to whether the adviser views focusing in China as either: (a) just a result of the then-current investment opportunities identified by the Fund’s portfolio management team, as opposed to a principal investment strategy of the Fund to invest in the identified country; or (b) a true principal investment strategy or risk of the Fund.

In the event that the Fund’s adviser confirms that focusing in China does represent a true principal investment strategy or risk of the Fund, we will work with the Fund’s adviser to enhance, as appropriate, the applicable principal strategy or risk disclosures for country concentration and risk in future Fund shareholder reports and Fund prospectuses.

Moreover, the Registrant also notes that the Fund’s prospectus does disclose Emerging Markets Risk, Geographic Focus Risk, and Stock Connect Investing Risk. The Registrant believes that, in combination, those risk disclosures appropriately inform investors of the risks associated with the Fund’s investments in Chinese companies.

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SEC Comment 11:

The Sprucegrove International Equity Fund appears to have a return of capital distribution in the current fiscal year. Item B-23 in Form N-CEN indicated that the fund did not have a return of capital. Please confirm which is correct.

Trust Response to Comment 11:

The Return of Capital referenced in the Annual report was caused by tax adjustments made during our year-end tax computation. The AIC policy for distribution of 19a Notices is based on GAAP accounting income. At the time of the distribution, as there was net book income to cover the distribution, no 19a notice was issued.

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The Advisors’ Inner Circle Fund II (File No. 811-07102) &	April 11, 2024
The Advisors’ Inner Circle Fund III (File No. 811-22920)

SEC Comment 12:

Item 19(a)(3) of Form N-CSR requires a separate certification for each of the Principal Executive Officer and the Principal Financial Officer. Rather than using positionally equivalent titles, like President and Treasurer/Controller, please have the certifications reflect the titles “Principal Executive Officer” and “Principal Financial Officer” going forward.

Trust Response to Comment 12:

The Registrant will utilize these titles going forward.

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Please contact Andrew Metzger at either (610) 676-2965 or ametzger@seic.com if you have any questions or comments.

Very truly yours,

/s/ Andrew Metzger
Andrew Metzger
Principal Financial Officer

Advisors’ Inner Circle Fund II
Advisors’ Inner Circle Fund III

cc:	Michael Beattie

Stephen Panner

Alexander Smith

Matthew Maher

Sean Graber

David Freese

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